SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notifications of voting rights pursuant to Art. 25a, Sec. 1 WpHG We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on June 19, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany
2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
13.06.2014

6. Total amount of voting rights:
4.90% (equals 5518898 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:
1.21% (equals 1364849 voting rights)
thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
1.13% (equals 1273520 voting rights)
thereof held indirectly:
0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
2.56% (equals 2880529 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a
WpHG:

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 20.06.2014

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 25.06.2014

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 19.12.2014

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 04.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 17.03.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 24.04.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 17.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 15.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 25.09.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.10.2018

Furthermore, we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on June 19, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany
2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event:
Exceeding threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
16.06.2014

6. Total amount of voting rights:
5.04% (equals 5672536 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:
1.23% (equals 1381542 voting rights)
thereof held indirectly:
0.00% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG: 1.26% (equals 1416578 voting rights)
thereof held indirectly: 0.00% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
2.55% (equals 2874416 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a
WpHG:

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 20.06.2014

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 25.06.2014

ISIN or name/description of the financial/other instrument: Cash Settled
Equity Option
Maturity:
Expiration date: 19.12.2014

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date:
02.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 04.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 17.03.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 24.04.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.04.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 17.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 15.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 25.09.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.10.2018 24.06.2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 24, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO